SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated December 21, 2005, of Senior Management change at PacifiCorp.

                               SCOTTISHPOWER ANNOUNCES IMPENDING SENIOR MANAGEMENT CHANGE AT PACIFICORP

ScottishPower  announced today that Judi Johansen,  President and CEO of its US regulated business  PacifiCorp and ScottishPower  Board member, is leaving the company after the completion of its sale to MidAmerican Energy Holdings Company (MidAmerican) in 2006.

Ms Johansen  joined  PacifiCorp  in December 2000 as Executive  Vice  President of Regulation  and External  Affairs.  In June 2001 she
became President and CEO of PacifiCorp and was appointed to the ScottishPower Board in October 2003.

Ian Russell,  Chief  Executive of  ScottishPower  said,  "Judi has made a significant  contribution  to our business over the past five years.  We appreciate  her commitment to remain until the completion of the  transaction.  This will  facilitate a smooth and effective transition over the next few months as the transaction comes to a close."

The  transaction,  which was  announced on May 24th,  2005 is proceeding on schedule.  Settlement  agreements  have been filed with the
California Public Utilities  Commission,  Idaho Public Utilities Commission and the Utah Public Service Commission;  all are subject to
Commission approval. As previously  announced,  we expect the sale of PacifiCorp to be completed between May and November 2006 and upon completion this will enable us to return approximately £2.5 billion to shareholders.

The transaction is also still subject to clearance by the Oregon Public Utility  Commission,  Washington  Utilities and  Transportation
Commission,  Wyoming  Public  Service  Commission  and the Nuclear  Regulatory  Commission.  Clearance  for the  transaction  under the
Hart-Scott-Rodino  Antitrust  Improvement Act of 1976 was achieved on October 7th, 2005 and approval from the Federal Energy Regulatory
Commission was received on December 15th,  2005.

Further Information:

David Ross                 Group Investor Relations Manager            0141 566 4853
Colin McSeveny             Director of Media Relations                 0141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: December 21, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary